Exhibit 99


                  United Mortgage Trust Product Brochure Copy


FRONT COVER:

The Investment of Choice


INSIDE LEFT PANEL:

WHO WE ARE United Mortgage Trust is a real estate investment trust (REIT) that was established to provide you with a unique investment opportunity. We invest exclusively in first lien, fixed rate mortgage notes that are secured by single family homes. The investor funds are pooled to acquire and own these valuable assets that would otherwise be beyond the means of most investors.

The company is managed by Mortgage Trust Advisors, Inc. The principals of Mortgage Trust Advisors collectively have more than 75 years experience in the financial services industry, including mortgage banking, and the development, building, financing and marketing of residential properties. The advisors are responsible for acquiring and managing the investment portfolio, and ensuring the quality of administrative services. Photocopies of their biographies are available. Ask your registered representative, or call 1-800-955-7917.

United Mortgage Trust is dedicated to providing shareholders with competitive yields without compromising investment safety. We carefully evaluate all mortgage notes for the most favorable risk/return ratio to ensure we meet that objective.

WHAT WE OFFER This investment offers current income with a high level of safety. The type of investments made by United Mortgage Trust are considered by many to be the safest type of real estate investment, given the value Americans place on home ownership. Our portfolio is secured by single family, residential real estate and is expected to provide:

     * Annual dividend distribution rate targeted at 10 percent
     * Monthly distributions
     * Safety of principal

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Inside Right Panel

First lien mortgage notes
You can rest assured


Back Cover

HOW WE SAFEGUARD YOUR INVESTMENT Each mortgage note in United Mortgage Trust is serviced by a fidelity bonded, mortgage service company that acts as custodian to all original documents, which evidence ownership of the real estate interest to United Mortgage Trust.

In addition to being fidelity bonded, United Mortgage Trust service companies maintain mortgage protection insurance, underwritten at Lloyds London with coverage up to $500,000 per occurrence.

United Mortgage Trust has contracted with Continental Stock Transfer & Trust Company to provide stock transfer and other related shareholder services, including monthly dividend and statement distribution.
Continental is one of the top five transfer agents in the country with over
1.2 million shareholders served.

Texas Commerce Bank is the independent escrow agent responsible for holding and safeguarding all funds received from investors. Texas Commerce Bank is part of Chase Manhattan Corporation, a worldwide banking organization with more than $322 billion in assets.

The president of United Mortgage Trust is responsible for the administration of the company, and is subject to the supervision of the Board of Trustees.

The company's advisors, Mortgage Trust Advisors, Inc., have acquired 10,000 shares of United Mortgage Trust to assure you of their ongoing vested interest in the company's operation and performance.

Audited financial statements are prepared by certified public accountants, and included in the annual report distributed to shareholders.

Finally, United Mortgage Trust shares are sold only through selected broker dealer firms, in order to ensure the quality of distribution nationwide.

WHY THIS IS THE INVESTMENT OF CHOICE

* High Current Income. United Mortgage Trust distributes cash dividends at an annual rate targeted at 10 percent.

* Monthly Distributions. Payments are sent to you every month.


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
* Safety of Principal. Every mortgage note in our portfolio is secured by a single family residence.

* Compound Investment Opportunity. Reinvesting your monthly payments in other investments of your choice, provides you with a compound interest opportunity that can enhance your overall annual yield.

* Liquidity. United Mortgage Trust shares may be sold in the secondary market.

* Affordable. The minimum investment requirement is only $5,000, or $1,000 for IRAs.

* Versatile. United Mortgage Trust shares are available to individuals, corporations, partnerships, foundations, trusts and charitable organizations. The shares are ERISA qualified making them an appropriate investment for any retirement plan.

* Timely Information. Statements are mailed monthly with each payment.

* Easy to Invest. To make an investment simply obtain a subscription agreement from your registered representative or call United Mortgage Trust, 1-800-955-7917.

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United Mortgage Trust is registered with the Securities Exchange Commission
(SEC), and has taken all necessary steps to ensure it operates according to federal and state regulations. Please read the prospectus for complete information about this investment opportunity.

Selected broker dealers are members of the National Association of Securities Dealers, Inc. (NASD).

This brochure is qualified in its entirety by the prospectus. It is not a complete summary of the investment or a substitute for a thorough review of the complete prospectus. It is neither an offer to sell nor a solicitation to buy securities. Such an offer can only be made by the representation of a prospectus and execution of a subscription agreement.
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                              United Mortgage Trust
         1701 N. Greenville Ave., Suite 403   Richardson, Texas 75081